# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALPHA MODUS HOLDINGS, INC., CIK 0001862463
CUSIP: 020952206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20311 CHARTWELL CENTER DRIVE, #1469, CORNELIUS, North Carolina (NC), 28031
Date of event which requires filing of this statement: 10/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001768651

## Reporting persons
- Kosow Keith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 6,304,348; sole dispositive power 0; shared dispositive power 6,304,348; aggregate amount beneficially owned 6,304,348 (9.88% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 63,820,133 shares of Class A common stock, par value $0.0001 per share, of the issuer (the ''Common Stock'') outstanding after completion of the offering (the ''Offering'') disclosed in the issuer's prospectus supplement, dated October 21, 2026, to the registration statement on Form S-3, as amended (File No. 333-292606), declared effective by the U.S. Securities and Exchange Commission on January 16, 2026 (the ''Prospectus Supplement'').
- Cedar Holdings Mgmt LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 6,304,348; sole dispositive power 0; shared dispositive power 6,304,348; aggregate amount beneficially owned 6,304,348 (9.88% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 63,820,133 shares of Common Stock outstanding after completion of the Offering disclosed in the Prospectus Supplement.

## Item 1. Issuer
Name of issuer: ALPHA MODUS HOLDINGS, INC.
Address of issuer's principal executive offices: 20311 CHARTWELL CENTER DRIVE, #1469 CORNELIUS NC 28031

## Item 2. Person Filing
Name of person filing:
(i) Keith Kosow ("Mr. Kosow"); and
(ii) Cedar Holdings Mgmt LLC, a Florida limited liability company ("Cedar").
The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 100 South Pointe Drive #2010, Miami Beach, FL 33139.
Citizenship: Mr. Kosow is a citizen of the United States. Cedar is a limited liability company organized under the laws of the state of Florida.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 63,820,133 shares of Common Stock outstanding after completion of the Offering disclosed in the Prospectus Supplement. Cedar holds 6,304,348 shares of Common Stock (the "Shares"). Cedar has the power to dispose of and the power to vote the Shares held by it, which power may be exercised by its Chief Investment Officer, Mr. Kosow. Mr. Kosow does not directly hold the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Kosow may be deemed to beneficially own the Shares which are held by Cedar.
Percent of class:
(A) Mr. Kosow: 9.88%
(B) Cedar: 9.88%
Sole power to vote or to direct the vote:
(A) Mr. Kosow: 0.00
(B) Cedar: 0.00
Shared power to vote or to direct the vote:
(A) Mr. Kosow: 6,304,348.00
(B) Cedar: 6,304,348.00
Sole power to dispose or to direct the disposition:
(A) Mr. Kosow: 0.00
(B) Cedar: 0.00
Shared power to dispose or to direct the disposition:
(A) Mr. Kosow: 6,304,348.00
(B) Cedar: 6,304,348.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kosow Keith: /s/ Keith Kosow, Keith Kosow (10/29/2026)
- Cedar Holdings Mgmt LLC: /s/ Keith Kosow, Authorized Signatory (10/29/2026)